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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER
811-22875

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [X] Form N-CSR

For Period Ended:       June 30, 2023

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Equalize Community Development Fund
Full Name of Registrant

Bluestone Community Development Fund (filings through 2/15/22) The 504 Fund (filings through 5/1/19) Pennant 504 Fund (filings through 9/16/14)
Former Name if Applicable

37 West Avenue, Suite 301
Address of Principal Executive Office (Street and Number)

Wayne, PA 19087
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1. The Registrant’s most recent fiscal year ended June 30, 2023.

Equalize Community Development Fund (the “Fund”) has experienced delays in completing its financial statements for the fiscal year ended June 30, 2023 because management is evaluating valuation matters relating to certain of the Fund’s portfolio holdings. The extension will allow management to complete its evaluation so that the Fund’s independent registered public accounting firm can complete its audit and provide the required reports (see auditor statement filed as an exhibit hereto). As a result, the Fund is unable to transmit to shareholders its annual shareholder report for the period ended June 30, 2023 (the “Annual Report”) or to file the Fund’s Form N-CSR for the period ended June 30, 2023 within the prescribed time periods without unreasonable effort or expense.

The Fund previously filed an application for extension of time on Form 40-8B25 on August 29, 2023 to extend the date for transmission of the Annual Report to shareholders until September 8, 2023. In light of the facts and circumstances described above, the Fund respectfully requests that the date for transmission of the Annual Report to shareholders be further extended as indicated below. It is anticipated that the Fund’s Form N-CSR for the period ended June 30, 2023 will be filed as promptly as possible and in no event later than 15 calendar days following the prescribed due date as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended, and the Fund will transmit the Annual Report to shareholders upon completion of such report included in its Form N-CSR.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Christopher M. Cahlamer, Godfrey & Kahn, S.C.	(414)	287-9338
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] NO [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Equalize Community Development Fund
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 11, 2023	By:	/s/ Joseph Gladue
Joseph Gladue, Treasurer